Exhibit 12.1

Synthetic Biologics, Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31,
	2017	2016	2015	2014	2013

Loss from continuing operations	$(26,251)	$(39,252)	$(40,980)	$(20,502)	$(12,339)
Net Loss from Non-Controlling interest	(318)	(548)	(1,048)	-	(1)
Earnings available for fixed charges and preferred stock dividends	(25,933)	(38,704)	(39,932)	(20,502)	(12,338)

Fixed Charges (1)	-	-	-	-	-
Preferred Stock Dividend Requirement	6,962	-	-	-	-
Combined Fixed Charges and Preferred Dividends	6,962	-	-	-	-
	-	-	-	-	-
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency	$25,933	$38,704	$39,932	$20,502	$12,338

Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A
Deficiency	$32,895	$38,704 (2)	$39,932 (2)	$20,502 (2)	$12,338 (2)

(1) The interest portion of rent expense is immaterial to the financial statements.

(2) There were no preferred securities outstanding prior to 2017 and therefore, the deficiency of earnings available to cover fixed charges and preferred stock dividends is identical to the deficiency of earnings available to cover fixed charges.